Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the following Registration Statements:

•                  Registration Statement No.333-126045 on Form S-8;

•                  Registration Statement No.333-100973 on Form S-8

and to the use of our reports dated February 23, 2009, relating to the consolidated financial statements of Petro-Canada (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles that have a material effect on the comparability of the financial statements) and the effectiveness of Petro-Canada’s internal control over financial reporting, appearing in this Annual Report on Form 40-F of Petro-Canada for the year ended December 31, 2008.

Independent Registered Chartered Accountants

Calgary, Canada

February 23, 2009